UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Talbots, Inc.

(Exact name of registrant as specified in its charter)

Delaware	41-1111318

(State of incorporation	(I.R.S. Employer Identification
or organization)	No.)

One Talbots Drive, Hingham, Massachusetts	02043

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
EXHIBIT INDEX

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On August 1, 2011, pursuant to a stockholder rights plan (the “Rights Agreement”), dated as of August 1, 2011, between The Talbots, Inc. (the “Company”) and Computershare Trust Company, N.A., as Rights Agent, the Board of Directors (the “Board”) of the Company authorized and directed the issuance, and declared a dividend of one common share purchase right (a “Right” and collectively, the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of the close of business on August 12, 2011 (the “Record Date”). In addition, one Right will automatically attach to each Common Share (subject to adjustment) that will become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each, as defined below).
     The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 1.
Distribution Date; Exercisability; Expiration; Issuance of Rights Certificates
     Initially, the Rights will be represented by the Company’s Common Share certificates or by the registration of uncertificated Common Shares in the Company’s stock register, if any, and no separate certificates evidencing the Rights (the “Right Certificates”) will be issued. Separate Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth business day following a public announcement or disclosure indicating that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding Common Shares or such earlier date as a majority of the Board became aware of such acquisition or (ii) the tenth business day (or such later date as the Board may determine prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the then outstanding Common Shares (the earlier of such dates being the “Distribution Date”). An Acquiring Person will not include, among other things, any person who or which would otherwise be deemed an Acquiring Person upon the adoption of the Rights Agreement.
     The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the initial transaction statement or subsequent periodic statements with respect to uncertificated Common Shares, if any, that are registered after the Record Date upon transfer or new issuance of such Common Shares will also contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares, or the registration of transfer of ownership in the Company’s share register with respect to uncertificated Common Shares, outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or registration.
     The Rights are not exercisable until the Distribution Date. After the Distribution Date, but prior to the time a person becomes an Acquiring Person, each Right will entitle the registered holder to purchase from the Company one Common Share at a purchase price of $24.00 per Common Share (the “Purchase Price”), subject to adjustment. The Rights will expire on August 1, 2021 (the “Final Expiration Date”), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights.
Flip-In
     If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, other similar securities of the Company, cash, or assets of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or were, beneficially owned by any Acquiring Person will be null and void.
Flip-Over
     In the event at any time after a person becomes an Acquiring Person that (i) the Company consolidates or merges with any other person, (ii) any person engages in a consolidation or merger with the Company where the outstanding Common Shares are exchanged for securities, cash or property of the other person and the Company is the surviving corporation or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.
Exchange
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, per Right (subject to adjustment).
Redemption
     At any time prior to the Distribution Date, the Board may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time (the “Redemption Date”) on such basis with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
No Stockholders’ Rights Prior to Exercise
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Amendment of the Rights Agreement
     The Board may amend the Rights Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions in the Rights Agreement, shorten or lengthen any time period referenced in the Rights Agreement, or to make any other provisions with respect to the Rights which the Board may deem necessary or desirable. However, after the Distribution Date, the Rights Agreement may not be amended in a manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person or its affiliates or associates).
Item 2. Exhibits.

Exhibit No.	Description
1	Rights Agreement, dated as of August 1, 2011, between The Talbots, Inc. and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement includes the Form of Right Certificate as Exhibit A, and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 2, 2011).

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE TALBOTS, INC.
Date: August 2, 2011	By:	/s/ Richard T. O’Connell, Jr.
		Name:	Richard T. O’Connell, Jr.
		Title:	Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
1	Rights Agreement, dated as of August 1, 2011, between The Talbots, Inc. and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement includes the Form of Right Certificate as Exhibit A, and the Summary of Rights to Purchase Common Shares as Exhibit B (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 2, 2011).